INVEST IN **DOGWORX**

Modern luxury experience for dogs and their humans to work and play—together.


Mike Lester
Founder of DOGWORX

Highlights

1. First-of-its-kind Work-Live-Play destination for dogs and their humans in Houston and beyond.
2. $14.2M invested to date on the Houston DogWorx location and facilities.
3. Led by expert real estate developer/investor with 40+ years experience building high-end projects.
4. $3.6M + 3 years spent on in-depth market research, analysis, product design & development.
5. Conservative estimates project net positive cash flow in the first year of operations. (not guaranteed)
6. We only need 4% of the dogs in a 1-mile radius or 0.49% in a 3-mile radius to reach our projections.
7. Vet and animal health related companies are trading at 15-20x EBITDA. Dogworx owns all real-estate

7. Vet and animal health related companies are trading at 15-20x EBITDA. Dogworx owns all real-estate

8. Construction underway with Phase 1 set to open in Jan 2022 and completion Dec 2022.

Our Team



Michael Lester

International real estate developer with 40+ yrs experience. Proven track record successfully executing dozens of international projects up to 1.3 billion usd. Expert in manufacturing, cost optimization and labor efficiency.

CEO Mike Lester observed the trend in the humanization of dogs and the lack of quality options for both humans and dogs. After years of frustration with finding acceptable environments for his loved ones he began to research and create the best Dog/Human environment he could that encompassed a profitable business plan. Dogworx was born!



Myke Zurenda

Expert in OEM, industrial design, strategic sourcing, logistics and project management including management of team members in multiple international offices. 15 years with the Green Tower Team.



Michael Shumard

43 years experience in project management, building, and product design. 21 years with Green Tower Team.



Lee mendez

Product design, furniture, statues, signs. Experience in creating branding, industrial design, digital illustration, logo design, signs, land site plans, facility sketching. 3D facility rendering, design & facades. 6 years with Green Tower Team.



William Johnson

Certified Financial Planner Chartered Financial Analysis Certified Management Accountant Rice University, Masters in Finance, Bachelors in Finance, Magna cum laude. Stanford University, Bachelors in Accounting. Fluent in seven languages



Delma Lester

48 years real estate management and development. 30 years construction and project management. Financial planner and investment strategist. Oversees personnel recruitment, training, and management.



Jessy Gabriel

Professional trainer, 20 years plus. Pet product patents sold in over 30 countries. Represented the United States in multiple international competitions. Movie animal trainer: Friday the 13th, Hitcher, Hours, Revolution and Joe.



Rob Dunn

Certified dog trainer and behavior specialist with 20+ years training and leadership experience. Current Regional Training Director of the United Schutzhund Clubs of America. Multi-patent pet product holder. Pet CPR and First Aid instructor.



Ashley Walker

Social media management and strategy professional. 15 years with the Green Tower team.

Why DogWorx?

Luxury Destination for the Modern Texas Dog Lover

DOGWORX

DogWorx offers a groundbreaking Work-Live-Play experience to millennial urban pet owners with a first-of-its-kind space: dog-friendly coworking offices, cafe & bar, and event venue fully integrated into a full-spectrum of pet services: dog daycare and off-leash parks, veterinary care, grooming, and more.


64,737 square feet for a luxury full-service dog-friendy experience in central Houston:
• Co-working offices
• Dog daycare + boarding
• Veterinary clinic + pet spa
• Off-leash park + agility course
• Training Academy
• Pavlov's Bar & Cafe
• Rooftop event space
DOGWORX

One-Stop-Shop for the Pampered Pet and the Young Urban Professional

DOGWORX

As the maturing millennial workforce continues to flex its influence in both work-life balance and the inclusion of our pets in daily life, demand is high for a unique destination space catering to all aspects of the modern pet owner's life: a beautiful and thoughtfully designed place for work and play—together.


DOGWORX
DogWorx is an elevated work-live-play experience for Texas dogs and their people.

Everything's Bigger in Texas... Including Our Love for Dogs

DOGWORX

In a country full of dog-lovers, Houston stands out as a city that considers dogs even "more than man's best friend." Luckily, DogWorx owns 64,737 SF in Houston Heights, an affluent neighborhood chock-full of young professional dog owners with disposable income to spoil their best furry friends with.


DOGWORX
Dogs have been Humanized.
98% of dog owners consider Fido part of the family...
45% of dog owners take their dog out for a special meal on its birthday.
In an urban environment like Houston, dog owners are hungry for fun + safe ways to spend time with their pups outside the home.

Coworking & Dog Daycare by Day, Dog-Friendly Bar & Event Space by Night

DOGWORX

Most Houston Heights residents have dogs but no yards. Demand for dog daycare and dog-friendly recreational spaces is high, so we designed DogWorks to be a truly integrative experience. Our modern, high-end design makes it an exceptional place to work and socialize with all your friends.


Work Hard, Play Hard at DogWorx
By day, members drop their dog off for


a rollicking time at our luxury dog daycare.
By night, guests gather at Pavlov's Bar with their dogs to hang out and watch the game.
If the humans wish to continue the good times elsewhere, the pups can stay the night in a DogWorx luxury boarding suite.


Meticulous Preparation for the DogWorx Vision is Underway
DOGWORX

Over the past 3 years, our founders have invested $3.6M into the development of the DogWorx concept with market research, financial feasibility analysis, branding, and marketing. An additional $14.2M has been invested in land, capital equipment, and building materials for our world-class facility.


DOGWORX
Major Planning Accomplishments To Date:
Design of $25M facility in Houston Heights
Demographic analysis of NW Houston, Plano/ Frisco, and Austin
Custom design and manufacturing of branded items: dog agility equipment, pet supplies, bar and office furniture, custom windows and doors, signage, and more
Detailed financial projections for all business lines
Hiring for key roles
Intensive research on industry trends
Marketing and branding


The Market for Co-Working Space is Hot...
DOGWORX

In our brave new world of remote work, the demand for flexible workspace is higher than ever. Houston's coworking sector has grown from 0-20+ options in less than two years, with consistently above-average market occupancy rates. The global coworking space market is worth over $8B, and growing fast.


Co-Working Spaces are Here to Stay
Flexible co-working has grown an average of 23% each year since 2010.
Nearly 30% of new growth in the office space sector is for co-working spaces.
With remote work a huge new part of the post-pandemic economy, demand will only increase.
A big state with big potential: Dallas is the 5th largest co-working sector in the U.S....and growing.


...And the Pet Services Market is Hotter
DOGWORX

Year after year, Americans spend more money on their pets, and the total pet

supplies and service market is now worth over $70 billion. And many of these pet owners are within striking distance of DogWorx: to meet our Year 1 daycare revenue goals, we only need to enroll 0.49% of the dogs within a 3-mile radius!



DOGWORX
Americans Really Love Their Dogs
Pet Care is a recession-proof $70+ billion market
45% of dog owners take their dog out for a special meal on its birthday
$1,826: average amount dog owners spend per year on each dog



Leveraging 60+ Years of Experience in Commercial Development
DOGWORX

Behind DogWorx is the expertise of Green Tower Development (GTD), a fully integrated design, development, and construction company headquartered in Houston, led by founder and CEO Mike Lester. GTD draws on its robust development experience to complete projects under budget and on time.



GREEN TOWER DEVELOPMENT, LLC
+
DOGWORX



The DogWorx C-Suite is Leading the Pack
DOGWORX

GTD & DogWorx CEO Mike Lester has assembled an exceptional group of developers, investors, pet professionals, and branding experts to lead the team. We're committed to delivering a premiere experience to our 2- and 4-legged guests, and we've gathered the best in the business to make it happen.



DOGWORX
Management Team
Mike Lester
Founder & CEO
• International real estate developer with 40+ years of experience
• Expert in idea to turnkey development on-time and under budget
George Zurenda
Co-Founder
• Project management professional with 15+ years expertise in OEM, industrial design, sourcing and logistics.
William S. Johnson
CFO
• Certified Financial Planner, Chartered Financial Analysis, Certified Management Accountant, CPA Accredited.
Michael Shumard
CCO
• 43 years experience
Lee Mendez
CDO
• Experienced designer with expertise in branding,
Delma Lester
HR Manager
• 48 years in real estate



building, and product design.
renderings, site planning
and more.
personnel management.



DOGWORX
Management Team
Robb Dunn
Pet Care & Maintenace Manager
• Certified dog trainer and teacher with 20+ years of experience
• Multi-patent pet product holder
Shaun Watts
Hospitality Service Manager
• Expert in luxury resort management, and operations & marketing consulting.
Jessy Gabriel
VP Services
• Professional animal trainer for 20 years and pet product inventor.



DogWorx Offers the Best of *All* Worlds
DOGWORX

In a dog and bar-loving city, only DogWorx is catering to our target audience: affluent young urban professionals who work hard, play hard, and want their dog there for all of it. By offering a game-changing experience that meets our customers' every need—dog and human—DogWorx is poised to become a lifestyle must-have for all Houston dog lovers.



DOGWORX
Houston has other bars, coworking spaces, and dog parks + daycares—
but only DogWorx offers the fully integrated luxury experience.



What's next?
DOGWORX

With 90% of our project capital and materials purchased, construction is well underway. Pavlov's bar, spa, daycare, and park will open Jan 2022, with boarding, co-working, and event center completed in Dec 2022. Mid-term, we have plans to expand to the Austin and Frisco/Plano areas and beyond.



DOGWORX
2017
2017 - 2020
2020
JAN 2022
DEC 2022

Houston Heights land purchased	In-depth market analysis and development of DogWorx brand & business plan	Construction begins	Opening of Pavlov's, Spa, Daycare and Park	Opening of Boarding, Daycare, Co-working, Event Center

Forward-looking projections cannot be guaranteed.

Why Invest Now?

DOGWORX

In a league of our own, DogWorx is both a unique market offering and an intuitive new model to cater to the needs and interests of an impactful consumer group. The increasing demand for beautiful co-working space and pet-friendly recreation isn't going anywhere. DogWorx is here to do it right.

DOGWORX

Projected Key Financial Data

Consolidated Year One P&L	
Revenue	$ 11,417,147
EBITDA	$ 6,979,605

Consolidated Year Two P&L	
Revenue	$ 13,432,967
EBITDA	$ 8,416,484

*Positive cash flow in first year of operations

Projected Revenue By Service Line

Revenue by Category Year One	
Pavlov's Bar, Event Center	$ 4,776,563
Coworking	$ 1,035,840
Boarding, Grooming, Training, Park	$ 3,011,338
Daycare	$ 2,107,148
Veterinary Hospital	$ 486,259
Total	**$ 11,417,147**

Revenue by Category Year Two	
Pavlov's Bar, Event Center	$ 5,357,925
Coworking	$ 1,415,232
Boarding, Grooming, Training, Park	$ 3,599,956
Daycare	$ 2,559,006
Veterinary Hospital	$ 500,847
Total	**$ 13,432,967**

Forward-looking projections cannot be guaranteed

Perks

DOGWORX

$1,000+ -DogWorx welcome box, branded t-shirt or scarf /dog collar/dog name tag/dog scarf

$5,000+ - Name on Founders wall - Free socialization assessment (1 dog)
- 1 week daycare - Includes previous perk.

$10,000+ - Invitations for 2 to the Pre- Opening Party. Invite only event
- Includes all previous perks

$25,000+ - Free 1-year DogWorx park membership (1 dog) - Spa day for 1 dog
- Dog birthday party - 2 free drinks on human's birthday and free Dog treat
- Includes all previous perks.

$50,000+ - DogWorx Platinum card (20% discount pet services and event rental)
- Lifetime DogWorx park membership 1 dog
- Includes all previous perks.

$100,000+ -Dinner with the founder and DogWorx Team
-Major investor name engraving - Includes all previous perks.

$250,000+ - Life size bronze statue of your pet at our location with their name and their human(s) - Includes all previous perks.

$500,000+ - Free one day event rental at the park or event center
- Includes all previous perks.

$1,000,000+ - Major Investor Naming rights (4 available, Dog Park and three buildings)
- Includes all previous perks.


Invest in
DOGWORX


CAMPAIGN STRATEGY BY
ARORA PROJECT
ARORAPROJECT.CO

Downloads

Risks.pdf

Coworking covid impact.pdf

Impact of covid.pdf

DogWorx Deck.pdf